

November 30, 2012

Via E-mail
Mr. David A Fiorenza
Chief Financial Officer
Newmarket Corporation
330 South Fourth Street
Richmond, VA 23218

      Re: Newmarket Corporation
               Form 10-K for the fiscal year ended December 31, 2011
               Filed February 22, 2012
               Definitive Proxy Statement on Schedule 14A
               Filed March 13, 2012
               File No. 1-32190

Dear Mr. Fiorenza:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Business, page 3
Geographic Areas, page 11

1.   We note the current disclosures regarding your US and foreign operations, including the fact that no individual country, other than the US, accounts for over 10% of revenues or assets during any period presented such that no additional disclosures are required by GAAP. However, based on the significance of your foreign operations, the various geographic regions in which you operate, and the lack of any meaningful information related to the significance of each geographic region, it appears to us that you should revise MD&A in future annual and quarterly filings to quantify and discuss the impact of the primary geographic regions in which you operate, including highlighting your

operations in Europe and the potential impact of current economic difficulties in that region on future results.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Revenue, page 26

2.   We note your references to changes in product mix. Please revise future annual and quarterly filings to more specifically identify the products attributable to such changes and quantify the related impact of individual products or product groupings where practicable.

Segment Operating Profit, page 27

3.   We note you cite several factors that impact your operating profit. In previous correspondence, you committed to including quantified data where practicable. It is unclear to us why the impact of certain factors you currently cite cannot be further quantified. Please explain or revise future annual and quarterly filings as appropriate.

4.   Please revise future annual and quarterly filings to quantify and discuss the reasons for changes in material expense line items, including cost of goods sold, SG&A, and R&D, as a percent of revenue during each period presented.

Segment and Geographic Area Information, page 81

5.   We note your discussion on pages 4-6 of your various products. Please provide us, and revise future filings to include, revenue information regarding your products. Reference ASC 280-10-50-40.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13
Measuring Individual Performance and Corporate Performance, page 16

6.   To the extent applicable, please quantify corporate and individual performance measures in future filings. For example, we note an increase in earnings from continuing operations is a corporate performance goal, but you do not quantify the size of the increase you use to measure the goal. Additionally, you state on page 17 that individual goals for the named executives are both qualitative and *quantitative*, but you do not quantify any of the individual goals, such as annual operating plan profit and volume targets. To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your

conclusion. Refer to Item 402(b)(2)(v) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Stock Awards, page 18

7.   In future filings, please explain how you determine the amount of stock awards to grant to the named executive officers. For example, if the amount of the stock award is discretionary or if you determine the amount of stock awards based on benchmarking total direct named executive officer compensation relative to the peer group, please so state.

8.   Please explain why you believe emphasizing the annual cash-based bonus award program over a stock program gives you the needed flexibility to factor in and reward the attainment of longer-term goals for the company and executives.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3840 or Jay Ingram at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief